Exhibit 2.2

FEE WAIVER AGREEMENT

This FEE WAIVER AGREEMENT (this “Agreement”), dated as of February 24, 2026, is made by and between Sierra Crest Investment Management LLC, a Delaware limited liability company (the “Investment Adviser”), and Alternative Credit Income Fund, a Delaware statutory trust (the “Company”).

WHEREAS, the Company is a closed-end, diversified management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an interval fund;

WHEREAS, the Investment Adviser serves as investment adviser to the Company pursuant to the Management Agreement between the Company and the Investment Adviser, dated as of October 31, 2020 (as may be amended and restated from time to time, the “Management Agreement”), pursuant to which the Investment Adviser provides investment advisory services to the Company in consideration for a base management fee and an incentive fee;

WHEREAS, the Company and the Investment Adviser have entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BC Partners Lending Corporation, a Maryland corporation (“BCPL”), BCPL Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of BCPL (“Merger Sub”), and BC Partners Advisors L.P., a Delaware limited partnership and the investment adviser to BCPL, pursuant to which Merger Sub would merge with and into the Company (the “First Merger”), with the Company continuing as the surviving company and as a wholly-owned subsidiary of BCPL, and, immediately after the effectiveness of the First Merger, the Company would merge with and into BCPL, with BCPL continuing as the surviving company (together with the First Merger, the “Mergers”); and

WHEREAS, the Investment Adviser has agreed, under certain circumstances set forth herein, to waive a specified portion of the management fee to which it would otherwise be entitled pursuant to the terms of the Management Agreement (the “Management Fee”) to effect the reimbursement of certain costs and expenses incurred by the Company in connection with (and in pursuance of) the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	MANAGEMENT FEE WAIVER.

1.1 For each of the first through the twenty-fourth full months after this Agreement becomes effective pursuant to Section 2.1, the Investment Adviser shall waive an amount of its Management Fees earned during such month equal to $62,500.00.

1.2 The amount of any Management Fees waived pursuant to this Section 1 shall not be subject to reimbursement or recoupment pursuant to this Agreement or otherwise.

2.	TERM AND TERMINATION OF AGREEMENT.

2.1 This Agreement shall become effective upon, and is subject to, the failure of the shareholders of the Company to approve the Company Matters (as defined in the Merger Agreement) by the Company Requisite Vote (as defined in the Merger Agreement) at a duly held meeting of the Company’s shareholders or at any adjournment or postponement thereof at which the Company Matters have been voted upon.

2.2 This Agreement shall terminate automatically upon the termination of the Management Agreement unless the Company enters into a new management agreement with the Investment Adviser (or an affiliate of the Investment Adviser).

3.	MISCELLANEOUS.

3.1 No provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought. Any amendment of this Agreement shall be subject to the 1940 Act. The Company shall promptly provide a copy of any such amendment or waiver to any party entitled thereto.

3.2 Unless expressly provided otherwise herein, any notice, request, direction, demand or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received if sent by hand or by overnight courier, when personally delivered, if sent by telecopier, when receipt is confirmed by telephone, or if sent by registered or certified mail, postage prepaid, return receipt requested, when actually received if addressed as set forth below:

If to the Company:

Alternative Credit Income Fund

650 Madison Avenue, 3rd Floor

New York, NY 10022

Attention:	Brandon Satoren
Patrick Schafer
Email:	brandon.satoren@bcpartners.com
patrick.schafer@bcpartners.com

If to the Investment Adviser:

Sierra Crest Investment Management LLC

650 Madison Avenue, 3rd Floor

New York, NY 10022

Attention:	Brandon Satoren
Patrick Schafer
Email:	brandon.satoren@bcpartners.com
patrick.schafer@bcpartners.com

Either party to this Agreement may alter the address to which communications or copies are to be sent to it by giving notice of such change of address in conformity with the provisions of this Section 3.2.

3.3 This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns as provided herein.

3.4 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

3.5 The titles of sections contained in this Agreement are for convenience of reference only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

3.6 The provisions of this Agreement are independent of and separable from each other, and, to the extent permitted by applicable law, no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

3.7 This Agreement shall be governed and construed in accordance with the laws of the State of Delaware and, to the extent inconsistent therewith, the 1940 Act.

3.8 This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

ALTERNATIVE CREDIT INCOME FUND

By:
	Name:	Ted Goldthorpe
	Title:	Chief Executive Officer

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:
	Name:	Ted Goldthorpe
	Title:	Executive Officer

[Signature Page to Fee Waiver Agreement]